**Exhibit 99**

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
November 12, 2003

**<u>FOR IMMEDIATE RELEASE</u>**

**FPL Group files 10-Q; reverses adoption of FAS 150**

**JUNO BEACH, Fla.** - FPL Group, Inc. (NYSE: FPL) today said it filed with the Securities and Exchange Commission its quarterly Form 10-Q for the period ended Sept. 30, 2003, and reversed the effects of adopting FAS 150 – Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which was effective July 1, 2003 **and had been reflected in FPL Group's previously reported third quarter financial results released on October 23, 2003**. On October 29, 2003 the Financial Accounting Standards Board (FASB) deferred the implementation of the FAS 150 provisions that affect FPL Group and prohibited early adoption.

The company said the reversal of adopting FAS 150 increased FPL Group's and its subsidiary FPL Energy's reported third quarter 2003 net income on a GAAP basis by $8 million after-tax or $0.05 per share of FPL Group common stock.

Revised financial statements will be available on FPL Group's website by accessing the following link, http://www.fplgroup.com/.

FPL Group, with annual revenues of more than $9 billion, is nationally known as a high-quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves more than 4 million customer accounts in Florida. FPL Energy, LLC, an FPL Group energy-generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.fplgroup.com, www.fpl.com and www.fplenergy.com.